(GERDAU AMERISTEEL  LOGO)

             GERDAU AMERISTEEL Announces First Quarter 2004 Results

TORONTO, ON, April 28, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported net income of $21.5 million, or $0.11 per share fully diluted, on net sales of $619.0 million for the three months ended March 31, 2004, compared to a net loss of $6.3 million, or $0.03 per share fully diluted, on net sales of $416.6 million for the three months ended March 31, 2003. EBITDA for the first quarter of 2004 was $59.2 million, compared to EBITDA for the first quarter of 2003 of $12.2 million. Included in net income and EBITDA for the three months ended March 31, 2004, is a non-cash pretax expense of $1.9 million to mark to market outstanding stock appreciation rights (SARs) and other equity-based compensation held by employees and $1.1 million income from an insurance settlement. All financial results are in U.S. dollars and are presented in accordance with United States generally accepted accounting principles (GAAP).

The following table summarizes Gerdau Ameristeel's results for the first quarter of 2004 compared to the results for the first quarter of 2003.

                                                                         For the Quarter Ending
                                                                    -------------------------------
                                                                    March 31, 2004   March 31, 2003
                                                                    --------------   --------------
Income Statement ($000's except EPS)
     Net sales                                                       $     618,953   $     416,563
     Operating income (loss)                                                38,703          (8,511)
     Net income (loss)                                                      21,505          (6,311)
     EBITDA (note 1)                                                        59,159          12,245
     EPS - Basic                                                     $        0.11   $       (0.03)
     EPS - Diluted                                                   $        0.11   $       (0.03)

Balance Sheet ($000's except share price)
     Working capital (note 2)                                        $     344,717   $     (48,243)
     Total debt (note 3)                                                   682,300         603,506
     Book value                                                            556,123         536,486
     Market capitalization                                                 741,257         235,728
     Total shares outstanding (000's) (note 4)                             198,197         198,091
     Share price (US $ per share)                                             3.74            1.19

Notes:

         (1) EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA excludes joint venture EBITDA but includes $1,799 and $1,798 of cash distributions from joint ventures for the three months ended March 31, 2004 and March 31, 2003, respectively.

         (2) At March 31, 2003, working capital included $349.2 million of debt classified as short term which was repaid by the refinancing on June 27, 2003

         (3) Debt includes Convertible Debentures of $75.0 million and $63.2 million at March 31, 2004, and March 31, 2003, respectively.

         (4) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company issued common shares to its majority shareholder, Gerdau S.A.

Mill shipments were 1.5 million tons of finished steel in the three months ended March 31, 2004 an increase of 12% over the first quarter of 2003 reflecting strong North American demand for steel products and customers buying ahead of price increases announced for the second quarter of 2004. Average mill prices increased $103 per ton, or 35%, compared to the first quarter in 2003. Scrap raw material costs increased $71 per ton, or 69%, compared to the first quarter of 2003, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $32 per ton, or 17%, compared to the previous year. Mill manufacturing costs were $191 per ton in the first quarter of 2004 compared to $173 per ton in the first quarter of 2003 reflecting increased yield costs due to higher scrap prices. Fabricated steel prices increased $63 per ton compared to the first quarter of the prior year allowing the downstream operations to pass on the mill price increases to customers.


COMPANY CHANGES TO U.S. GAAP FOR FINANCIAL REPORTING

Prior year financial results were reported in U.S. dollars and Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results are presented under U.S. GAAP for comparative purposes.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity.

Gerdau Ameristeel's reported EBITDA includes cash distributions from joint ventures but does not include joint venture EBITDA.


JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following information represents the Company's 50% investment in joint ventures.

For the first quarter of 2004, the Company's 50% share of the joint ventures shipped 192,000 tons of steel products at an average selling price of $391 per ton compared to 173,000 tons at an average selling price of $293 per ton in the first quarter of 2003. The Company's share of operating income of the joint ventures was $10.3 million or $54 per ton of finished steel for the three months ended March 31, 2004 as compared to $4.0 million or $23 per ton of finished steel for the three months ended March 31, 2003. The Company's share of joint ventures net income was $9.5 million for the three months ending March 31, 2004, compared to $3.7 million for the three months ending March 31, 2003. The Company's share of the joint ventures EBITDA was $12.6 million for the three months ending March 31, 2004, compared to $6.3 million for the three months ending March 31, 2003.

CEO COMMENTS

Phillip Casey, President and CEO of Gerdau Ameristeel, commented,

"Following four years of difficult steel industry conditions, the March quarterly results provide an uplifting and welcome boost to stakeholder morale. This dramatic swing in earnings performance is a clear reminder of the cyclical and unpredictable nature of our business. Notable improvements in employee productivity can be credited as a contributing factor, but the magnitude and sudden surge of this earnings turnaround are primarily attributable to favorable changes in market conditions.

Throughout 2003, the industry experienced rampant raw material cost escalation and pursued progressive steel price relief to restore reasonable margins. The successful industry struggle to regain steel margins and the opportune timing of the Co-Steel merger in late 2002 were instrumental to the surge in financial results for this March quarter.

For outlook projections, the key unknown is the sustainability of this positive industry trend in an uncertain political, economic and globally competitive environment. In the absence of any significant steel import pressure, the stability of the domestic market should favor an extended continuation of the current earnings environment.

Gerdau Ameristeel's manufacturing facilities have significantly increased steel production, and overall steel capacity utilization is running at an optimum level. Despite strong levels of domestic steel production, the overall market continues to experience availability constraints due to exceptionally high seasonal demand and reduced levels from import sources. For Gerdau Ameristeel, production schedules and avoidable disruptions from the installation of new equipment are being closely monitored to accommodate customer demands. Our immediate internal focus is to capture the strength of this favorable earnings cycle."


NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Wednesday, April 28, 2004, at 3:30 pm EST. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

Beginning with first quarter 2004, Gerdau Ameristeel's financial results are presented in accordance with United States GAAP. In fiscal year 2003, quarterly and annual financial results were presented in accordance with Canadian GAAP. The results for 2003 included in this press release have been presented under U.S. GAAP for comparative purposes.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income (loss) is shown below:

                                               For the Three Months Ended
                                            --------------------------------
                                            March 31, 2004    March 31, 2003
                                            --------------    --------------
(US $000s)
     Net income (loss)                       $      21,505    $      (6,311)
     Income tax expense (benefit)                    7,810           (7,921)
     Interest and other expense on debt             18,020           10,083
     Depreciation and amortization                  19,536           18,499
     Earnings from joint ventures                   (9,511)          (3,686)
     Cash distribution from joint ventures           1,799            1,798
     Minority interest                                                 (217)
                                             -------------    -------------
     EBITDA                                  $      59,159    $      12,245
                                             =============    =============

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.


For more information please contact:

Phillip E. Casey                                   Tom J. Landa
President & Chief Executive Officer                Vice President and Chief Financial Officer
Gerdau Ameristeel                                  Gerdau Ameristeel
(813) 207-2225                                     (813) 207-2300
pcasey@gerdauameristeel.com                        tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING INFORMATION



              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES


                                                            For the Three Months Ending
                                                     March 31, 2004            March 31, 2003
                                                -----------------------   -----------------------
                                                   Tons                      Tons
                                                ----------                ----------
Production
   Melt Shops                                    1,569,243                 1,317,764
   Rolling Mills                                 1,467,509                 1,236,971


Finished Steel Shipments                           Tons           %          Tons           %
                                                ----------   ----------   ----------   ----------
   Rebar                                           371,928         24.4      403,278         29.5
   Merchant/ Special Sections                      602,397         39.5      508,989         37.3
   Rod                                             197,098         12.9      137,948         10.1
   Fabricated Steel                                161,553         10.6      144,195         10.5
   Flat rolled (Joint Venture)                     191,532         12.6      172,550         12.6
                                                ----------   ----------   ----------   ----------
      Total                                      1,524,508        100.0    1,366,960        100.0

                                                   $/Ton                    $/Ton
                                                ----------                ----------
Selling Prices
Mill external shipments                             395.65                    292.36
Fabricated steel shipments                          493.81                    431.09

Scrap Charged                                       174.48                    103.42

Metal Spread (Selling price less scrap)
Mill external shipments                             221.17                    188.94
Fabricated steel shipments                          319.33                    328.48

Mill manufacturing cost                             190.79                    172.98

SUPPLEMENTAL FINANCIAL INFORMATION

                                                              For the Three Months Ending
                                                      March 31, 2004               March 31, 2003
                                               ---------------------------   ----------------------------
                                                                 $/Ton                          $/Ton
                                                                Finished                       Finished
                                                $ Thousand       Steel        $ Thousand        Steel
                                               ------------   ------------   ------------    ------------
EBITDA                                               59,159          44.38         12,245           10.25

EBITDA of joint ventures                             12,633          65.96          6,274           36.36

Operating Income (Loss)                              38,703          29.04         (8,511)          (7.13)


Operating Income of joint ventures                   10,267          53.60          4,017           23.28


Interest Expense                                     18,020          11.82         10,083            7.38

Capital Expenditures                                 11,212                         9,924


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                            MARCH 31,    DECEMBER 31,
                                                              2004          2003
                                                           ----------    ------------

ASSETS

CURRENT ASSETS
   Cash and cash equivalents                               $   16,288     $    9,950
   Accounts receivable, net                                   295,113        205,226
   Inventories (note 5)                                       391,503        352,842
   Deferred tax assets                                         13,269         13,269
   Other current assets                                        18,441         20,701
                                                           ----------     ----------
TOTAL CURRENT ASSETS                                          734,614        601,988

INVESTMENTS (note 7)                                          139,467        132,314
PROPERTY, PLANT AND EQUIPMENT (note 6)                        789,503        795,063
GOODWILL                                                      117,915        116,564
DEFERRED FINANCING COSTS                                       15,933         16,063
DEFERRED TAX ASSETS                                            10,575         15,045
OTHER ASSETS                                                        3             72
                                                           ----------     ----------
TOTAL ASSETS                                               $1,808,010     $1,677,109
                                                           ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                       $  289,270     $  208,664
    Accrued salaries, wages and employee benefits              29,168         29,732
    Accrued interest                                           12,727         23,730
    Other current liabilities                                  30,414         34,357
    Bank indebtedness (note 8)                                  2,082          1,524
    Current portion of long-term borrowings (note 8)           26,236          1,250
                                                           ----------     ----------
TOTAL CURRENT LIABILITIES                                     389,897        299,257

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 8)           579,024        562,703

CONVERTIBLE DEBENTURES                                         74,958         78,302

ACCRUED BENEFIT OBLIGATIONS (note 9)                           94,643         92,996

OTHER LIABILITIES                                              47,369         45,172

DEFERRED TAX LIABILITIES                                       65,996         65,072
                                                           ----------     ----------

TOTAL LIABILITIES                                           1,251,887      1,143,502
                                                           ----------     ----------

SHAREHOLDERS' EQUITY
    Capital stock (note 10)                                   547,796        547,601
    Accumulated deficit                                        (4,311)       (25,816)
    Accumulated other comprehensive income                     12,638         11,822
                                                           ----------     ----------
TOTAL SHAREHOLDERS' EQUITY                                    556,123        533,607
                                                           ----------     ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $1,808,010     $1,677,109
                                                           ==========     ==========



GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                               THREE MONTHS ENDED
                                                           --------------------------
                                                            MARCH 31,      MARCH 31,
                                                              2004           2003
                                                           ----------     -----------

NET SALES                                                  $  618,953     $  416,563

OPERATING EXPENSES
   Cost of sales                                              541,257        391,699
   Selling and administrative                                  21,040         17,031
   Depreciation                                                18,914         18,125
   Other operating income                                        (961)        (1,781)
                                                           ----------     ----------
                                                              580,250        425,074
                                                           ----------     ----------

         INCOME (LOSS) FROM OPERATIONS                         38,703         (8,511)

EARNINGS (LOSS)  IN JOINT VENTURES                              9,511          3,686
                                                           ----------     ----------

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES           48,214         (4,825)

OTHER EXPENSES
   Interest, net                                               18,020         10,083
   Foreign exchange loss                                          257           (833)
   Amortization of deferred financing costs                       622            374
                                                           ----------     ----------
                                                               18,899          9,624
                                                           ----------     ----------

        INCOME (LOSS) BEFORE INCOME TAXES                      29,315        (14,449)

INCOME TAX EXPENSE (RECOVERY)                                   7,810         (7,921)
                                                           ----------     ----------

INCOME (LOSS) BEFORE MINORITY INTEREST                         21,505         (6,528)

MINORITY INTEREST                                                  --            217
                                                           ----------     ----------

NET INCOME (LOSS)                                          $   21,505     $   (6,311)
                                                           ==========     ==========

EARNINGS (LOSS) PER COMMON SHARE -- BASIC                  $     0.11     $    (0.03)
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED                $     0.11     $    (0.03)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)


                                                                              THREE MONTHS ENDED
                                                                          -------------------------
                                                                           MARCH 31,      MARCH 31,
                                                                             2004           2003
                                                                          ----------     ----------

OPERATING ACTIVITIES
Net income (loss)                                                         $   21,505     $   (6,311)
Adjustment to reconcile net income (loss) to net cash
   (used in) operating activities:
    Depreciation                                                              18,914         18,125
    Amortization                                                                 622            374
    Deferred income taxes                                                      4,141         (6,866)
    Loss on disposition of property, plant and equipment                          --             97
    (Income) from joint ventures                                              (9,511)        (3,686)
    Foreign exchange on related party loans                                       --          3,374
    Distributions from Joint Ventures                                          1,799          1,798

Changes in operating assets and liabilities, net of acquisitions:
    Accounts receivable                                                      (89,285)       (65,179)
    Inventories                                                              (36,366)        13,349
    Other assets                                                              (1,052)        (4,791)
    Liabilities                                                               73,658         41,592
                                                                          ----------     ----------
NET CASH USED IN OPERATING ACTIVITIES                                        (15,575)        (8,124)
                                                                          ----------     ----------

INVESTING ACTIVITIES
    Additions to property, plant and equipment                               (11,212)        (9,924)
    Acquisitions                                                             (11,127)            --
    Proceeds from dispositions of property, plant & equipment                     --             72
                                                                          ----------     ----------
NET CASH USED IN INVESTING ACTIVITIES                                        (22,339)        (9,852)
                                                                          ----------     ----------

FINANCING ACTIVITIES
    Proceeds from issuance of new debt                                        25,000             --
    Revolving credit borrowings (payments)                                    19,203         (5,250)
    Increase in related party loans payable                                       --         30,000
    Additions to deferred financing costs                                         --            (41)
    Changes in minority interest                                                  --           (218)
    Proceeds from issuance of stock options and employee stock purchases         195             --
                                                                          ----------     ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                     44,398         24,491
                                                                          ----------     ----------

Effect of exchange rate changes on cash and cash equivalents                    (146)          (359)
                                                                          ----------     ----------

INCREASE IN CASH AND CASH EQUIVALENTS                                          6,338          6,156

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               9,950         12,542
                                                                          ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $   16,288     $   18,698
                                                                          ==========     ==========